Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

      Vasogen's Phase II Heart Failure Results Accepted for Publication in the Journal of the American College of Cardiology

Toronto, Ontario (June 22, 2004) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), today announced that the results from its phase II trial of Celacade(TM) (immune modulation therapy) in patients with advanced chronic heart failure have been accepted for publication in the Journal of the American College of Cardiology
(JACC).

The manuscript detailing the results of Vasogen's phase II trial of Celacade(TM) in patients with advanced chronic heart failure was authored by Guillermo Torre-Amione, MD, PhD, Medical Director of the Heart Transplant Service at Baylor College of Medicine; Francois Sestier, MD, Faculty of Medicine at the University of Montreal; Branislav Radovancevic, MD, Associate Director, Cardiovascular Surgery and Transplant Research, Texas Heart Institute; and James Young, MD, Chairman, Division of Medicine at The Cleveland Clinic Foundation.

As previously reported, the key finding from the phase II trial of Celacade(TM) was a significant reduction in the risk of death and all-cause hospitalization for advanced heart failure patients receiving Celacade(TM) compared to those receiving placebo. These results formed the basis for the ongoing pivotal phase III ACCLAIM trial of Celacade(TM) in patients with advanced chronic heart failure. The ACCLAIM trial is designed to support regulatory approval and marketing in North America and Europe.

About Vasogen:

Vasogen is a leader in the research and commercial development of immune modulation therapies targeting the chronic inflammation underlying cardiovascular disorders. Vasogen's lead product, Celacade(TM) is currently in phase III clinical trials for the treatment of chronic heart failure and peripheral arterial disease. Celacade(TM) is designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptotic cells. Celacade(TM) up-regulates the expression of cell surface molecules that interact with specific receptors on antigen presenting cells (APCs) to modulate the production of cytokines - potent chemical messengers that initiate and control inflammation. Vasogen is also developing a new class of phospholipid-based drugs, which includes VP025, designed to interact with APCs to regulate cytokine levels and control inflammation.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.